FIRST ULB CORP.

100 HEGENBERGER ROAD, SUITE 220

OAKLAND, CALIFORNIA 94621

May 25, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	First ULB Corp.

Application for Withdrawal Pursuant to Rule 477 of the Securities Act of 1933, as amended

Registration Statement on Form S-1 (Registration No. 333-177267)

Ladies and Gentlemen:

First ULB Corp., a California corporation (the “Registrant”), hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of the above referenced Registration Statement on Form S-1 (File No. 333-177267), filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2011 together with all exhibits thereto (the “Registration Statement”).

Please provide Peter F. McAndrews of McAndrews Allen & Matson, PC a facsimile or email copy of the order consenting to this Application for Withdrawal. His facsimile number is 310.451.3858 and his email address is pfm@mamlawfirm.com.

If you have any questions or require further information regarding the foregoing, please contact Mr. McAndrews at 310.260.8750.

Very truly yours,

FIRST ULB CORP.

By:	/s/ Kelly Wong
Name:	Kelly Wong
Title:	EVP and Chief Financial Officer